UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2008

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated May 29, 2008.

Exhibit 99.1

GOLAR LNG Q1 2008 RESULTS

INTERIM REPORT: JANUARY - MARCH 2008

Highlights

•	Golar reports operating income of $21.5 million for the quarter and a net loss of $15.7 million, which has been negatively influenced by interest rate swap and other non-cash valuation losses totalling $19.8 million.
•	Golar takes delivery of the LNG carrier “Granatina” (140,650m3) during the quarter.
•	Continued good utilisation of spot chartered vessels however rates declining as market weakens.
•	Ten year time charter with Dubai Supply Authority signed for the Golar Freeze a converted FSRU.
•	Golar announces the decision to convert the Hilli to an FSRU in anticipation of further FSRU contracts.
•	Golar announces a cash dividend of $0.25 per share.

Results

Golar LNG Limited reports a net loss for the quarter of $15.7 million but operating income of $21.5 million for the three months ended March 31, 2008 (the “first quarter”). Net income has again been impacted by unrealised non-cash losses on interest rate swap and other mark-to-market financial instrument valuations and foreign exchange retranslations totalling $19.8 million.

Revenues in the first quarter were $58.8 million as compared to $61.3 million for the fourth quarter of 2007 (“the fourth quarter”). Although utilization was good for the quarter at 94% and the Granatina has been added to the fleet, charter rates were lower in the first quarter than the fourth quarter. Therefore first quarter average daily time charter equivalent rates (TCE’s) were $53,068 per day compared to $57,613 per day during the fourth quarter. The Golar Spirit was at the shipyard throughout the quarter undergoing its conversion.

Vessel operating expenses were higher at $15.5 million for the first quarter as compared to $13.7 million for the fourth quarter. This largely reflects the addition of the Granatina to the fleet but also continued pressure on crew costs. Administrative expenses were marginally lower at $4.5 million as compared to $4.6 million for the fourth quarter.

Net interest expense for the first quarter was $14.6 million, up from $13.5 million for the fourth quarter. The interest expense impact of the addition of a new $120 million facility in respect of the Granatina has been more than offset by lower interest rates on floating rate debt. Other financial items were a loss in the first quarter of $21.4 million as compared to a loss of $8.0 million for the fourth quarter. This has resulted from unrealised interest rate swap valuation losses of $15.1 million (net of minority interest) as compared to a loss of $8.3 million for the fourth quarter. The losses arise because of the decline in long term interest rates, although this decline will reduce interest rate costs on floating rate debt. In addition a $2.3 million loss has arisen on the equity swap Golar entered into during the quarter and there has been a $2.4 million net foreign exchange items loss arising as a result of lease obligation retranslations and the valuation of lease related currency swaps and other foreign exchange forward contracts.

However, as at May 28, 2008 long-term interest rates have recovered more than 50% of the decrease that happened during the first quarter of 2008, indicating that there would be a significant recovery of the loss of $15.1 million noted above if the interest rate swaps were re-valued based on May 28 rates.

The loss per share for the first quarter was $0.23 as compared to income per share of $0.01 for the fourth quarter.

Based on results for the quarter end ended March 31, 2008, and taking into consideration the non cash losses of $19.8 million and expectations for the balance of the year, the Board has declared a dividend of $0.25 per share for the quarter, which is in line with the dividend for the fourth quarter of 2007. The record date for the dividend is June 10, 2008, ex dividend date is June 6, 2008 and the dividend will be paid on or about July 3, 2008. The Boards objective is to pay a regular dividend.

Corporate and Other Matters

The Company announced in April 2008 the execution of a long term Floating Storage and Regasification unit (FSRU) time charter with Dubai Supply Authority (DUSUP), the exclusive purchaser of natural gas in Dubai. The Golar Freeze will be converted to an FSRU, with delivery scheduled for the second quarter of 2010. The contract duration is for a period of 10 years with options to extend for up to a further five years. The estimated contract value (excluding the option period(s) is approximately US $450 million). The contract with Dubai represents Golar’s fourth FSRU related project commitment since announcing plans to build the world’s first FSRU in January 2006. Golar Freeze, following delivery to DUSUP in the second quarter of 2010, will be moored alongside a purpose built jetty within the existing Jebel Ali port. Shell, as DUSUP’s appointed adviser for the project has worked closely with Golar in the development of this project.

Similar to Golar’s first two FSRU commitments (Golar Spirit and Golar Winter), the technical scope for the FSRU project was worked in close cooperation with Moss Maritime. The work to modify the Golar Freeze is expected to commence in the fourth quarter of 2009. In parallel with this agreement, Golar has agreed to extend the duration of the charter of Golar Freeze to BG to align with the conversion timing for this project in return for redelivery of Hilli in place of Golar Freeze in April 2008.

Golar Spirit has continued undergoing its conversion into a FSRU in Singapore at Keppel shipyard throughout the quarter prior to her delivery to Petrobras, scheduled for the end of the second quarter of this year. As the physical conversion activities are now drawing to a close a detailed and comprehensive commissioning programme for Golar Spirit is now well under way. The vessel is expected to leave the yard soon and the exact sailing schedule from Singapore is currently under discussion with Petrobras.

Detailed engineering is also well advanced for the Golar Winter FSRU conversion project and this activity will be closely followed by the detailed engineering work for the recently announced Golar Freeze project. Additional project management and engineering capability has been recruited into the company during the quarter to support the growing level of activity in this area.

In addition, the Board has decided that work should commence immediately on the conversion of Hilli into a FSRU – whilst firm employment for Hilli as a FSRU has not yet been secured several employment opportunities are being progressed and all these opportunities are targeting an early start up.

Following the planned sale of Golar Frost to the Livorno JV project company (OLT-O), scheduled for June 2008, the Company will have significantly reduced its direct exposure to the LNG carrier spot market for the remainder of 2008. However participation in the spot market will continue through two of the three vessels on hire to Shell (which are variable rate charters) and the expected charter back of the Golar Frost after sale to OLT-O in the period up until the commencement of conversion expected in the third quarter of 2009.

The Company has also chartered in the LNG carrier Ebisu from BP for a two year period at what the Company believes is a competitive rate. The vessel will be chartered back to BP for her maiden voyage.

In February, OLT-O signed an agreement with SAIPEM for the completion of the works necessary to provide a floating storage and regasification unit (FSRU) off the coast of Livorno and also signed an agreement with SNAM RETE Gas for the construction of the offshore and onshore pipeline connecting the terminal to the national grid. The contract with SAIPEM, (total value €390 million), relates to the conversion of the LNG carrier Golar Frost (to be sold by Golar LNG to OLT-O) and covers all the necessary works to convert, install and commission the offshore installation. Sale completion of Golar Frost to OLT-O remains scheduled for the middle of 2008.

As previously announced and as noted above Golar completed the purchase of the LNG Carrier “Granatina” from Shell during the quarter and also entered into a $120 million loan facility in connection with the acquisition.

The Company has taken further advantage of falling long-term interest rates to swap a further $100m of floating interest rate debt exposure to a fixed rate, in addition to the $100 million fixed in January 2008 as announced last quarter. As at March 31, 2008 the Company’s total debt and net capital lease obligations (net of restricted cash deposits) was approximately $1.1 billion and of this approximately 68% is fixed rate debt or swapped to a fixed rate. The Company’s average fixed interest rate (excluding margin) is approximately 4.5%.

As announced last quarter the Company entered into a total return swap (‘TRS’ or ‘equity swap’) with an international bank during the quarter. The TRS is designed to effectively provide financing for the acquisition of Golar`s shares and the TRS bank will be compensated for their carrying cost at Libor plus a margin. The swap has a term of six months. A total of 300,000 shares have been acquired in connection with this swap at an average price of Nok 99 per share (approximately US $18.4).

Market

According to the industry body Groupe international des importateurs de gaz natural liquefie (“GIIGNL”) project delays and outages slowed the growth in LNG trades to 8% last year from 12% in 2006, Around 213.5 bcm (billion cubic metre’s) of LNG was traded last year, accounting for almost a quarter of all gas trades. No new nation is expected to commence LNG exports this year and Russia’s Sakhalin-II project, Yemen LNG and Indonesia’s Tangguh project might not see exports until early next year.

Asia continues to dominate imports, GIIGNL has reported that the Asian market grew 9% last year to 112.4 million tonnes, or almost two-thirds of world LNG trading, with Japan attracting 39% of the world’s export cargoes and South Korea taking in 15%, Taiwan and India 5% each and China 2%. The market for LNG continues to experience significant fluctuations with analysts generally predicting supplies of LNG to the US to fall by 35% in 2008, largely caused by project delays but also because higher prices for gas in Asia and Europe are attracting cargoes away from the US.

Japanese imports in 2007 grew by 7% for the second year running on the back of lengthy nuclear outages. Japan was the largest LNG importer, followed by South Korea, whose imports grew minimally however India’s imports surged 27%. European imports fell by 8% to 40 million tonnes, cutting its share of global LNG to 23% from 27% in the previous year.

Meanwhile, around 15 new country-to-country LNG routes opened last year, down from 29 in 2006. Going forward, Argentina, Brazil and Dubai are all expected to feature as new destinations. Rapid entry into the LNG market by these countries being facilitated by the growing acceptance of FSRU technology.

The world LNG tanker fleet stood at 254 by the end of the year, including four of the new large Q-Flex LNG carriers delivered to Qatargas-2 that started service last year. With new market entrants and routes being developed, the future for LNG is still expected to be buoyant in the medium to long term as the current spate of delays is resolved. Yet what is most noticeable is that the US and European import markets are expected to continue declining, with Asia, especially China and India, taking up the slack. Market orientation continues to change, ensuring interesting times ahead.

Golar’s activity in the mid-stream of the LNG supply chain has now clearly extended beyond more traditional LNG shipping and is now supported by the growing market for FSRU’s and other possible LNG Carrier conversion opportunities.

The market for LNG carriers on long term charter has slowed considerably over recent months as new projects continue to struggle to reach financial close. In the short term and spot market for LNG carriers, activity is also considerably quieter due to usual seasonal effects, strong gas prices in Europe reducing the diversion of cargoes from the Atlantic Basin markets to markets in the Far East and a growing length in available tonnage due primarily to the delay in start up of new LNG projects currently under construction. The company believes it might be several quarters before this situation resolves and the short term market recovers, driven by the start up of new production facilities and the Far East markets bidding for cargoes and associated tonnage as the winter months approach.

Outlook

The Board is encouraged by the growing interest in FSRU’s generated by recent charters and remains optimistic about the contribution from existing and pending projects. The Company’s portfolio of vessels coming available for conversion over the next few years positions the Company well to secure a strong position in this growing segment of the LNG industry.

The previously announced intention to restructure Golar with the separation of long term charters from other business opportunities has been progressed to an advanced stage and is nearing completion. The Company is continuing to work toward the restructuring which is expected to be concluded in the third quarter of 2008. The recent charter of Golar Freeze to DUSUP will increase the number of long term charters for the Company’s vessels and therefore further strengthens the case for restructuring.

The Board expects that earnings in the second quarter of 2008 from the Company’s spot market vessels will be weak. The planned sale of Golar Frost at toward the end of the second quarter or early in the third quarter will however result in a significant gain. The sale will also provide the Company with significant additional liquidity (approximately $130 million after debt repayments associated with the vessel) which will support growth, project development and dividends moving forward. The Golar Spirit, expected to deliver to Petrobras toward the end of the second quarter will result in improved earnings moving forward and lower short-term interest rates will result in a lower interest cost of the Company’s floating interest rate debt.

The Board is pleased with the development of the Company’s various projects and in particular the Golar Freeze contract announced this quarter which clearly demonstrates the Company’s ability to close opportunities. Therefore whilst 2008 will present some challenges in the spot market the Board remains very optimistic about the prospects for the Company. With continued LNG industry growth and a solid foundation built on long term contracts, the Company is well positioned to take advantage of its future opportunities and the Board remains confident that the outlook for Golar LNG remains very good.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the new building vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers and FSRU’s; actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRU’s to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; our ability to complete on our restructuring plans; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; our ability to timely complete our FSRU conversions; failure of shipyards to comply with delivery schedules on a timely basis and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Registration Statement on Form 20-F and subsequent announcements and reports.

Nothing contained in this press release shall constitute an offer of any securities for sale.

May 28, 2008
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:

Golar Management (UK) Ltd - +44 207 517 8600:

Gary Smith: Chief Executive Officer
Graham Robjohns: Chief Financial Officer

GOLAR LNG LIMITED FIRST QUARTER 2008 REPORT (UNAUDITED)

INCOME STATEMENT	2008	2007	2007
(in thousands of $)	Jan - Mar	Jan - Mar	Jan- Dec
	unaudited	unaudited	audited

Operating revenues	58,772	53,734	224,674
Gain on sale of newbuilding	-	41,088	41,088
Vessel operating expenses	15,458	13,469	52,986
Voyage expenses	1,541	3,858	10,763
Administrative expenses	4,502	3,821	18,645
Depreciation and amortization	15,738	15,114	60,163
Impairment of long-lived assets	-	-	2,345
Total operating expenses	37,239	36,262	144,902
Operating income	21,533	58,560	120,860
Gain on sale of available-for-sale securities	-	-	46,276
Financial income (expenses)
Interest income	12,526	11,719	54,906
Interest expense	(27,108)	(26,920)	(112,336)
Other financial items	(21,438)	(1,994)	(8,162)
Income (loss) before taxes and minority interest	(14,487)	41,365	101,544
Minority interest	(928)	(1,760)	(6,547)
Taxes	5	(31)	299
Equity in net earnings of investees	(265)	14,758	13,640
Gain on sale of investee	-	-	27,268
Net (loss)/ income	(15,675)	54,332	136,204

Basic earnings per share ($)	(0.23)	$0.83	$2.09

BALANCE SHEET	2008	2007	2007
(in thousands of $)	Mar 31	Mar 31	Dec 31
	unaudited	unaudited	audited

ASSETS
Short-term
Cash and cash equivalents	69,661	102,420	185,739
Restricted cash and short-term investments	62,152	65,668	52,106
Other current assets	27,367	19,391	31,764
Amounts due from related parties	702	602	712
Held for sale assets
Vessel and equipment, net available for sale	153,236	-	-

Long-term
Restricted cash	789,932	776,135	792,038
Equity in net assets of non-consolidated investees	17,368	120,750	14,023
Vessels and equipment, net	1,478,975	1,456,517	1,448,576
Other long term assets	63,477	43,451	48,652
Total assets	2,662,870	2,584,934	2,573,610

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short- term
Current portion of long-term debt	174,460	72,030	80,037
Current portion of capital lease obligations	5,689	5,371	5,678
Other current liabilities	78,698	48,981	60,318
Amounts due to related parties	254	164	176

Long-term
Long-term debt	745,218	791,324	735,629
Long-term capital lease obligations	1,022,204	1,011,145	1,024,086
Other long term liabilities	77,204	84,253	78,171
Minority interest	37,910	34,196	36,983
Stockholders’ equity	521,233	537,470	552,532
Total liabilities and stockholders’ equity	2,662,870	2,584,934	2,573,610

STATEMENT OF CASH FLOWS	2008	2007	2007
(in thousands of $)	Jan – Mar	Jan – Mar	Jan – Dec
	unaudited	unaudited	audited

OPERATING ACTIVITIES
Net (loss)/income	(15,675)	54,332	136,204
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation and amortization	15,738	15,109	60,163
Gain on sale of newbuilding	-	(41,088)	(41,088)
Amortisation of deferred charges	347	451	1,072
Income attributable to minority interests	927	1,760	6,547
Gain on sale of available for sale securities	-	-	(46,276)
Gain on sale of investee	-	-	(27,268)
Undistributed net earnings of non-consolidated investees	265	(14,758)	(12,422)
Drydocking expenditure	(821)	(6,217)	(14,694)
Stock-based compensation	803	617	5,962
Change in market value of equity, interest rate and currency derivatives	21,035	1,130	3,430
Interest element included in capital lease obligations	530	947	3,163
Unrealized foreign exchange (gain) / loss	(299)	172	2,309
Impairment of long-lived assets	-	-	(2,345)
Change in operating assets and liabilities	4,205	1,038	(1,702)
Net cash provided by operating activities	27,055	13,493	73,055

INVESTING ACTIVITIES
Additions to newbuildings	-	(1,103)	(1,103)
Additions to vessels and equipment	(214,043)	(2,420)	(47,041)
Proceeds from disposal of newbuildings	-	92,618	92,618
Long-term restricted cash	1,231	3,567	211
Addition to unlisted investments	(3,063)	-	-
Purchase of marketable securities	(2,372)	-	-
Proceeds from disposal of marketable securities	-	-	171,595
Short-term restricted cash and investments	(10,046)	(13,381)	181
Proceeds from termination of equity swap	-	-	7,974
Net cash (used in)/provided by investing activities	(228,293)	79,281	224,435

FINANCING ACTIVITIES
Proceeds from long-term debt	120,000	-	120,000
Repayments of long-term capital lease obligation	(1,227)	(1,118)	(4,770)
Repayments of long-term debt	(15,988)	(13,004)	(180,693)
Financing costs paid	(1,136)	-	(168)
Cash dividends paid	(16,896)	(32,848)	(145,772)
Dividends paid to minority shareholders	-	-	(2,000)
Payments to repurchase equity	-	-	(31,024)
Proceeds from issuance of equity	-	-	76,060
Proceeds from disposal of treasury shares	407	-	-
Net cash provided by financing activities	85,160	(46,970)	(168,367)

Net increase/(decrease) in cash and cash equivalents	(116,078)	45,804	129,123
Cash and cash equivalents at beginning of period	185,739	56,616	56,616
Cash and cash equivalents at end of period	69,661	102,420	185,739

Notes
1.	The financial information included in this interim report has been derived from information prepared by the Company in accordance with accounting principles generally accepted in the United States of America.
2.	The number of shares outstanding as of Mar 31, 2008 was 66,901,866 (net of treasury shares) (Dec 31, 2007: 67,176,866). The weighted average number of shares outstanding (net of treasury shares) for the first quarter of 2008 was 67,017,644 and was 65,282,637 for the twelve months ended December 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: May 29, 2008	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer